August 12, 2009

Via U.S. Mail and Facsimile

Thomas Bergmann
Chief Financial Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

> RE: Harley-Davidson, Inc.
> Form 10-K for the fiscal year ended December 31, 2008
> Schedule 14A
> 8-K/A filed on July 16, 2009
> **File No. 001-09183**

Dear Mr. Bergmann:

We have reviewed your response letter dated June 19, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed on July 16, 2009

Exhibit 99.1

1. We note your disclosure that your earnings were affected by a one-time reclassification of finance receivables from held-for-sale to held-for-investment and the related $72.7 million provision to establish the related initial credit loss allowance. In light of the accounting model for loans held-for-sale under SOP 01-6 (lower of cost or fair value) versus the accounting model for held-for-investment receivables (incurred loss model with a related allowance for finance credit losses recorded) it is unclear to us what is meant by the establishment of the "initial credit loss allowance." Furthermore, given the different accounting models (fair value, which would consider expected credit losses versus incurred loss model), it is unclear why credit losses would be so much higher upon the reclassification. Please clarify your disclosure, and confirm that you had been recording the finance receivables at the lower of cost or market prior to the reclassification. As part of your response, please tell us the par amount of the finance receivables transferred to held-for-investment and tell us the valuation allowance recorded on the receivables prior to the reclassification and recording of the additional credit losses. Finally, please fully explain why the carrying amount of the respective finance receivables prior to reclassification was less than fair value, specifically addressing why the 18% discount rate used in your fair-value cash flow model on 6/28/09 did not lead to a LOCOM value of less than 100% of your cost basis.

Schedule 14A

Use of Consultants and Other Advisors, page 47

2. We note your response to prior comment 4, confirming your use of the survey data for benchmarking purposes. As previously requested, the companies in those surveys should be disclosed. Note that some other registrants are including long lists of companies in an appendix to the proxy statement. Accordingly, please confirm that you will list all companies against which you benchmark in future filings. Refer to Compliance and Disclosure Interpretation 118.05 to Regulation S-K.

Corporate STIP & Motor Company STIP, page 51

3. We note your use of the non-GAAP measure of EBIT but are unable to locate neither the comparable GAAP measure nearby nor an explanation of why you choose to use the non-GAAP measure instead of the GAAP measure. Please

confirm that you will provide both the comparable number and the explanation in the future.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Mat Spitzer (202)551- 3373 or me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Thomas Bergmann, Chief Financial Officer
(414) 343-4990